UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                     America Online Latin America, Inc.
                               (Name of Issuer)

               Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   02365B100
                                (CUSIP Number)



                            Alfredo Egydio Setubal
                               Banco Itau, S.A.
                         Rua Boa Vista, 185-8(0) andar
                       01014-913 - Sao Paulo-SP, Brazil
                                55-11-237-3002

                                   Copy to:
                                Paul T. Schnell
                    Skadden, Arps, Slate Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                                 (212) 735-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              August 15, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                 Schedule 13D

         This Amendment No. 7 amends and supplements Item 4 of the Schedule 13D originally filed on August 22, 2000, by Banco Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa-Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal ("Mr. Setubal"), Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons") (as amended, the "Schedule 13D"). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D, as amended and supplemented through Amendment No. 6, shall remain unchanged.

Item 4.    Purpose of Transaction.


                  Itau recently entered into substantive discussions with America Online Latin America, Inc. (the "Issuer") concerning potential changes under the Strategic Interactive Services and Marketing Agreement ("SMA") entered into by and between America Online Latin America, Inc. and AOLB Brasil Ltda. and Itau on June 12, 2000. There can be no assurance that such discussions will result in any changes under the SMA or in the nature and scope of any such changes.


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            BANCO ITAU, S.A.

                                            By:      s/Roberto Egydio Setubal
                                            Name:    Roberto Egydio Setubal
                                            Title:   President and
                                                     Chief Executive Officer


                                            By:      *________________________
                                            Name:    Henri Penchas
                                            Title:   Senior Vice-President


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            ITAU BANK, LTD.

                                            By:      s/Roberto Egydio Setubal
                                            Name:    Roberto Egydio Setubal
                                            Title:   Director


                                            By:      *________________________
                                            Name:    Henri Penchas
                                            Title:   Director


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            ITAUSA - INVESTIMENTOS Itau, S.A.

                                            By:      *________________________
                                            Name:    Olavo Egydio Setubal
                                            Title:   President


                                            By:      *________________________
                                            Name:    Henri Penchas
                                            Title:   Executive Director


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     August 19, 2002

                                     COMPANHIA ESA

                                     By:      *________________________
                                     Name:    Olavo Egydio Setubal
                                     Title:   President


                                     By:      *________________________
                                     Name:    Maria de Lourdes Egydio Villela
                                     Title:   Vice-President


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      s/Roberto Egydio Setubal
                                            Name:    Roberto Egydio Setubal


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Olavo Egydio Setubal


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     August 19, 2002

                                     By:      *__________________________
                                     Name:    Maria de Lourdes Egydio Villela


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    August 19, 2002

                                    By:      *_____________________________
                                    Name:    Alfredo Egydio Arruda Villela Filho

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  August 19, 2002

                                  By:      *_____________________________
                                  Name:    Ana Lucia de Mattos Barretto Villela

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 19, 2002

                                        By:      *__________________________
                                        Name:    Maria de Lourdes Arruda Villela


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Ricardo Villela Marino

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Rodolfo Villela Marino



                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002




                                            By:      *________________________
                                            Name:    Alfredo Egydio Setubal


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Jose Luiz Egydio Setubal


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Maria Alice Setubal


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Olavo Egydio Setubal Junior


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Paulo Setubal Neto


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 19, 2002

                                            By:      *________________________
                                            Name:    Ricardo Egydio Setubal


*By:     s/Roberto Egydio Setubal
         Roberto Egydio Setubal, pursuant to a power of attorney,
         dated April 12, 2001, included in Amendment No. 3
         to the Schedule 13D filed with the SEC on April 12, 2001.

                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, incorporated by reference to Exhibit 1 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 2. Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No.
333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3. Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof, incorporated by reference to
Exhibit 3 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 4. Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5. Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to
Exhibit 5 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 6. Letter Agreement, dated as of August 6, 2000, from Banco Itau, S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to
Exhibit 6 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 7. Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS Repurchase Agreements"), incorporated by reference to Exhibit 7 to the
Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 8. Master Agreement, dated as of August 22, 2000, including the Schedule thereto, and confirmations between Itau Bank, Ltd. and Goldman Sachs International (the "Goldman Repurchase Agreements").

Exhibit 9. Stock Purchase Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to
Exhibit 9 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 10. Amended and Restated Registration Rights and Stockholders Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to Exhibit 10 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 11. Confirmation between Banco Itau, S.A. and UBS AG - London Branch, incorporated by reference to Exhibit 11 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 12. Confirmation between Banco Itau, S.A. and UBS AG - London Branch, incorporated by reference to Exhibit 12 to the Schedule 13D, filed with the Securities and Exchange Commission on October 11, 2001.(1)

Exhibit 13. Confirmation between Itau Bank, Ltd. and Goldman Sachs International, incorporated by reference to Exhibit 13 to the Schedule 13D, filed with the Securities and Exchange Commission on October 11, 2001.(1)

Exhibit 14. Voting Agreement, by and among Banco Itau S.A., Banco Itau S.A. - Cayman Branch, Itau Bank, Ltd. and AOL Time Warner, Inc., dated as of March 8, 2002 incorporated by reference to Exhibit 14 to the Schedule 13D, filed with the Securities and Exchange Commission on March 21, 2002.



______________

(1) Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.